Pacman Media Inc.

483 Green Lanes London, N134BS England, U.K.

Telephone No.: +44(745) 481-0618

e-mail: pacmanmedia@mail.com

August 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Pacman Media Inc.

Request for Withdrawal Pursuant to Rule 477

of Post-Effective Amendment No. 1 to Form S-1 filed under form type S-1/A

(File No. 333-202771)

Ladies and Gentleman:

On behalf of Pacman Media Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On August 15, 2017, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-1 (File No. 333-202771) under form type S-1/A (accession number 0001625376-17-000010). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such S-1/A filing.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call David Mark Evans at +44(745) 481-0618 or via email pacmanmedia@mail.com.

Sincerely, /s/ David Mark Evans David Mark Evans